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                                  UNITED STATES

                             SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         ORGANIC TO GO FOOD CORPORATION
                                (Name of Issuer)

                    Common Stock, par value $ .001 per Share
                         (Title of Class of Securities)

                                    68618K106
                                 (CUSIP Number)

                     Lawrence Venick, Esq., Loeb & Loeb LLP,
           10100 Santa Monica Blvd, Suite 2200, Los Angeles, CA 90067
                            Telephone: (310) 282-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2008
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 Potential persons who are to respond to the collection of information (11-02) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.   68618K106
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    1.    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only) Jason
          Brown
--------------------------------------------------------------------------------
    2.    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  |_|
          (b)  |_|
--------------------------------------------------------------------------------
    3.    SEC Use Only
--------------------------------------------------------------------------------
    4.    Source of Funds (See Instructions)
          OO
--------------------------------------------------------------------------------
    5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
    6.    Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
                7.   Sole Voting Power
                     2,914,402
                     -----------------------------------------------------------
Number of       8.   Shared Voting Power
Shares               -0-
Beneficially         -----------------------------------------------------------
Owned by        9.   Sole Dispositive Power
Each                 2,914,402
Reporting            -----------------------------------------------------------
Person With     10.  Shared Dispositive Power
                     -0-
--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,914,402
--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 |_|
--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11)
          7.7%
--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the reporting person on February 22, 2007 (the "Original Schedule 13D"). This Amendment No. 1 amends and restates in its entirety the Original
Schedule 13D.

Item 1.   Security and Issuer

          This statement relates to Common Stock, par value $.001 per share (the "Common Stock"), of Organic To Go Food Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3317 Third Avenue South, Seattle, Washington 98134.

Item 2.   Identity and Background

          This statement is being filed by Jason Brown. The reporting person is the Chairman and Chief Executive Officer of the Company, and a citizen of the United States. His business address is 3317 Third Avenue South, Seattle, Washington 98134.

          During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          On February 12, 2007, a merger (the "Merger") was consummated by and among the Company, Organic Ocquisition Corporation and Organic Holding Company, Inc. ("Organic"), pursuant to which all of Ahe shares of Organic capital stock and options and warrants exercisable into Organic common ttock owned by the reporting person prior to the Merger were converted into Common Stock and sptions and warrants exercisable into Common Stock of the Company.

          Effective upon closing of the Merger, the reporting person was issued options to purchase 1,246,674 shares of Common Stock of the Company at $1.38 per share, with vesting beginning on January 1, 2008.

          On January 9, 2008, the reporting person was granted options to purchase 100,000 shares of Common Stock of the Company at $1.40 per share, with vesting beginning on February 9, 2008.

          On March 11, 2008, the reporting person was granted options to purchase 600,000 shares of Common Stock of the Company at $1.38 per share, with vesting beginning on March 11, 2009.

Item 4.   Purpose of Transaction

          The purpose of the Merger was for the Company to obtain 100% ownership of Organic. The primary purpose for granting options to the reporting person was to compensate the reporting person for services rendered to the Company.

          Except as contemplated by the Merger Agreement or related agreements, the reporting person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any similar action to those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) The reporting person beneficially owns 2,914,402 shares of Common Stock (7.7% of the class). The reporting person possesses sole power to vote and dispose of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.

Item 7.   Material to Be Filed as Exhibits

          (1) Agreement and Plan of Merger and Reorganization (incorporated by reference from Exhibit 2.1 to Company's Current Report on Form 8-K, filed January 17, 2007).

          (2) First Amendment to Agreement and Plan of Merger and Reorganization (incorporated by reference from Exhibit 2.2 to Company's Current Report on Form 8-K, filed February 13, 2007).

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 12, 2009
                                           ------------------------------------
                                                          Date

                                                     /s/ Jason Brown
                                           ------------------------------------
                                                        Signature